Lightspeed Appoints Global SaaS Marketing Veteran as Chief Marketing Officer

Kady Srinivasan joins Lightspeed to lead marketing as the Company continues to expand its leadership team to fuel strategic growth

MONTREAL, Dec. 6, 2022 /CNW Telbec/ - Lightspeed Commerce Inc. (NYSE: LSPD) (TSX: LSPD), the one-stop commerce platform for merchants around the world to simplify, scale, and create exceptional customer experiences, today announced that the Company has appointed Kady Srinivasan, former Klaviyo and Dropbox executive, as its Chief Marketing Officer, reporting to JP Chauvet, CEO of Lightspeed.

“We’re thrilled to bring Kady onto the Lightspeed team as our new CMO with her vast experience scaling up SaaS companies, expanding businesses, and launching innovative cloud-based software solutions,” said JP Chauvet, CEO of Lightspeed. "Her unique skill set will be pivotal for Lightspeed as we zero in on our target market of complex SMBs, raise brand awareness, and continue to roll out our flagship retail and hospitality products globally.”

Srinivasan is a tenured executive with more than 15 years of experience leading, building, and scaling marketing efforts at retail, gaming, consumer products, and technology companies. In this new role, Srinivasan will lead Lightspeed's overall marketing strategy and build on the Company's position in the market to help drive strategic growth, innovation, and value for shareholders and customers worldwide.

"It is an exciting time to be joining Lightspeed,” said Kady Srinivasan, Lightspeed’s Chief Marketing Officer. “Now more than ever, the Company's technology plays such an important role in helping complex businesses thrive. I look forward to bringing my tech industry marketing experience to advancing Lightspeed’s position as one of the world's most innovative and fast-growing commerce companies. I can’t wait to get started.”

Srinivasan joins Lightspeed from Klaviyo, a SaaS marketing automation technology provider, where she served as SVP, Global Head of Marketing. Previously, Srinivasan was the Chief Marketing Officer at Owlet Baby Care, leading the global marketing and sales efforts that built brand equity, expanded the TAM, created demand and raised awareness of the company as a leader in infant health technology. Before joining Owlet Baby Care, Kady was Dropbox's Global Head of Marketing and Integrated GTM, where she led marketing for SMBs and consumers, driving considerable growth within two customer segments. Kady was instrumental in launching the Dropbox Business product brand and played a key role in Dropbox's IPO journey. Srinivasan also served as Senior Director of Growth and Integrated Marketing for Electronic Arts' mobile division. She is currently a Venture Advisor at Relay Ventures and a mentor for Girls Who Code. Kady holds an MBA from the University of North Carolina at Chapel Hill and a BE from RV College of Engineering.

About Lightspeed

Powering the businesses that are the backbone of the global economy, Lightspeed’s one-stop commerce platform helps merchants innovate to simplify, scale, and provide exceptional customer experiences. Our cloud commerce solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financial solutions, and connection to supplier networks.

Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange (NYSE: LSPD) and Toronto Stock Exchange (TSX: LSPD). With teams across North America, Europe, and Asia Pacific, the company serves retail, hospitality, and golf businesses in over 100 countries.

For more information, please visit: lightspeedhq.com
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Forward-Looking Statements

This news release may include forward-looking information and forward-looking statements within the meaning of applicable securities laws ("forward-looking statements"), including information regarding Lightspeed's leadership team, product offerings and planned product roadmap. Forward-looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions and are identified by words such as "will", "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions concerning matters that are not historical facts. Such statements are based on current expectations of Lightspeed's management and inherently involve numerous risks and uncertainties, known and unknown, including economic factors. A number of risks, uncertainties and other factors may cause actual results to differ materially from the forward-looking statements contained in this news release, including, among other factors, those risk factors identified in our most recent Management's Discussion and Analysis of Financial Condition and Results of Operations, under "Risk Factors" in our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are cautioned to consider these and other factors carefully when making decisions with respect to Lightspeed's subordinate voting shares and not to place undue reliance on forward-looking statements. Forward-looking statements contained in this news release are not guarantees of future performance and, while forward-looking statements are based on certain assumptions that Lightspeed considers reasonable, actual events and results could differ materially from those expressed or implied by forward-looking statements made by Lightspeed. Except as may be expressly required by applicable law, Lightspeed does not undertake any obligation to update publicly or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Media Contacts:

Canada:

Victoria Baker, NKPR - victoriab@nkpr.net

USA:
Jennifer Fugel, Newsmaker Group - jfugel@newsmakergroup.com

Lightspeed Media Relations - media@lightspeedhq.com

Investor Relations:
Gus Papageorgiou, Lightspeed Investor Relations - investorrelations@lightspeedhq.com